Exhibit 1
STOCK EXCHANGE NOTIFICATION
December 16, 2010
Fitch Ratings contract with Eksportfinans not renewed
Eksportfinans has recently conducted a thorough evaluation of its rating policy. Through this evaluation Eksportfinans has decided not to renew its rating contract with Fitch Ratings which expires on December 31, 2010. The decision is based on the consideration that two ratings from Moody’s Investors Service and Standard & Poor’s are sufficient.
For further information, please contact:
President and CEO Gisele Marchand, phone: +47 22 01 23 70, e-mail: gma@eksportfinans.no
EVP Director of Staff, Elise Lindbæk, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no

Eksportfinans is the Norwegian institute for export financing owned by banks and the Norwegian Government. It offers competitive long term financing to the export industry.

Exhibit Index is on page 3